SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            ALLCITY INSURANCE COMPANY
                                (NAME OF ISSUER)


                            ALLCITY INSURANCE COMPANY
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    016752107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                ROCCO J. NITTOLI
                            ALLCITY INSURANCE COMPANY
                                 45 MAIN STREET
                            BROOKLYN, NEW YORK 11201
                             TELEPHONE: 718-422-4000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)


This statement is filed in connection with (check the appropriate box):

a.  [ ]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ]    The filing of a registration statement under the Securities Act of
           1993.

c.  [X]    A tender offer.

d.  [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                                -----------------

                           CALCULATION OF FILING FEE*

======================================== =======================================
        Transaction Valuation                     Amount of Filing Fee
---------------------------------------- ---------------------------------------
             $1,704,497                                   $138
---------------------------------------- ---------------------------------------

* For purpose of calculating the filing fee only. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission on February 7, 2003. The amount assumes the purchase of 619,817 shares of common stock of Allcity Insurance Company ("Allcity"), for a purchase price per share of $2.75 in cash. Such number of shares represents (i) the sum of the 7,078,625 outstanding shares of Allcity as of March 31, 2003, (ii) less 6,458,808 shares of Allcity already beneficially owned by Leucadia National Corporation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $138            Filing Party:   Leucadia National Corporation
Form or Registration No.:  Schedule TO     Date Filed:     April 30, 2003


                     This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is filed by Allcity Insurance Company, a New York Corporation ("Allcity"). This Schedule 13E-3 relates to the offer by Leucadia National Corporation, a New York Corporation ("Leucadia"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Allcity at a price of $2.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2003, as amended (the "Offer to Purchase"), a copy of which is attached to the Schedule TO-T/A filed with the Securities and Exchange Commission (the "Commission") on May 28, 2003 by Leucadia, and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO-T filed with the Commission on April 30, 2003 by Leucadia (which, together with any supplements or amendments, collectively constitute the "Offer"). In addition, because the Offer has a reasonable likelihood or a purpose of causing the Common Stock to be held of record by less than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Securities Exchange Act of 1934. As a result of the above, along with the fact that Allcity has recommended the Offer be accepted by shareholders of Common Stock, Allcity is required to file a Schedule 13E-3 and the item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3.

                     The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all the items of this Schedule 13E-3, except as set forth below.

                     All information in this Schedule 13E-3 or incorporated by reference in this Schedule 13E-3 concerning Leucadia or its affiliates, or actions or events with respect to any of them, was provided by Leucadia or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Information contained in this
Schedule 13E-3 with respect to Allcity has been provided by Allcity.

ITEM 1.    SUMMARY TERM SHEET.

           Summary Term Sheet. The information set forth in the Offer to Purchase under the title "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is Allcity. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 8. Certain Information Concerning Allcity" is incorporated herein by reference.

(b) Securities. As of March 31, 2003, there were 7,078,625 shares of Common Stock issued and outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 6. Price Range of the Shares; Dividends" is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 6. Price Range of the Shares; Dividends" is incorporated herein by reference.

(e)        Prior Public Offerings. Not applicable.

(f)        Prior Stock Purchases. Not applicable.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The name, business address and telephone number of Allcity, which is the person filing this Schedule 13E-3, are set forth in Item 2 of this Schedule 13E-3. The filing company is the subject company for this Schedule 13E-3. In addition, the information set forth in the Offer to Purchase under the title "THE TENDER OFFER
           - 9. Certain Information Concerning Leucadia and Empire" and Schedule I of the Offer to Purchase is incorporated herein by reference. Each of the directors and officers of Empire Insurance Company, as listed in Schedule I of the Offer to Purchase, are also the directors and officers of Allcity.

(b) Business and Background of Entities. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference. During the last five years, Allcity and Leucadia (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were not a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. During the last five years, to the best knowledge of Allcity, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of United States of America.

ITEM 4.    TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "IMPORTANT," "INTRODUCTION," "SPECIAL FACTORS - 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, 5. Plans for Allcity After the Offer; Certain Effects of the Offer," "THE TENDER OFFER - 1. Terms of the Offer; Expiration Date, 2. Acceptance for Payment and Payment, 3. Procedures for Accepting the Offer and Tendering Shares, and 4. Withdrawal Rights, and 5. Certain Tax Consequences" is incorporated herein by reference.

(c)        Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 8. Dissenters' Rights" is incorporated herein by reference.

(e)        Provisions for Unaffiliated Security Holders. None.

(f)        Eligibility for Listing or Trading. Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 6. Interest of Certain Persons in the Offer, 10. Transactions and Arrangements Concerning the Shares,
           11. Related Party Transactions," and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, 10. Transactions and Arrangements Concerning the Shares", and 11. Related Party Transactions" is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 2. Recommendation of the Special Committee of the Board;

           Fairness of the Offer, 10. Transactions and Arrangements Concerning the Shares, and 11. Related Party Transactions"" is incorporated herein by reference.

(e) Agreements involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS -10. Transactions and Arrangements Concerning the Shares," and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, and 5. Plans for Allcity After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

(c)(1-8) Plans. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 5. Plans for Allcity After the Offer; Certain Effects of the Offer, and 7. The Plan of Acquisition and the Merger" is incorporated herein by reference.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, and 5. Plans for Allcity After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer and 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, and 5. Plans for Allcity After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, 5. Plans for Allcity After the Offer; Certain Effects of the Offer, 6. Interests of Certain Persons in the Offer," and "THE TENDER OFFER -
           6. Certain Tax Consequences" is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 3. Position of Leucadia Regarding Fairness of the Offer" is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, and 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Offer to Purchase under the titles "Summary Term Sheet," "SPECIAL FACTORS - 1. Background of the Offer, and 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(f)        Other Offers. None.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" and Annex A of the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" and Annex A of the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" and Annex A of the Offer to Purchase is incorporated herein by reference.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 10. Source and Amount of Funds" is incorporated herein by reference.

(b)        Conditions. None.

(c) Expenses. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 13. Certain Fees and Expenses" is incorporated herein by reference.

(d)        Borrowed Funds. None.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 9. Beneficial Ownership of Common Stock, 10. Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 10. Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

(d)        Intent to Tender or Vote in a Going-Private Transaction. Not
           Applicable.

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

ITEM 13.   FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 8. Certain Information Concerning Allcity" is incorporated herein by reference. The information set forth in Allcity's Annual Report of Form 10-K for the year ended December 31, 2002 under the title "Item 8 - Financial Statements and Supplementary Data" and the information set forth in Allcity's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 under the title "Item 1 - Interim Consolidated Financial Statements (Unaudited)" are incorporated herein by reference.

(b)        Pro Forma Information. Not Applicable.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "SPECIAL FACTORS - 2. Recommendations of the Special Committee of the Board; Fairness of the Offer," and "THE TENDER OFFER - 13. Certain Fees and Expenses" is incorporated herein by reference.

(b)        Employees and Corporate Assets. None.

ITEM 15.   ADDITIONAL INFORMATION.

(b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 16.   EXHIBITS.

(a)(1) Offer to Purchase, dated April 29, 2003, as amended (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO-T/A of Leucadia filed with the Commission on May 28, 2003).

(a)(2)     Letter of Transmittal (incorporated herein by reference to Exhibit
           (a)(2) to the Schedule TO of Leucadia filed with the Commission on April 30, 2003).

(a)(3) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Leucadia filed with the Commission on April 30, 2003).

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Leucadia filed with the Commission on April 30,
           2003).

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Leucadia filed with the Commission on April 30, 2003).

(a)(6) Text of joint press release issued by Leucadia and Allcity, dated April 29, 2003, announcing the commencement of the Offer (incorporated herein by reference to Exhibit (a)(6) to the Schedule TO of Leucadia filed with the Commission on April 30, 2003).

(a)(7) Letter to stockholders from Rocco J. Nittoli of Allcity Insurance Company, dated April 29, 2003 (incorporated herein by reference to Exhibit (a)(7) to the Schedule TO of Leucadia filed with the Commission on April 30, 2003).

(b)        None.

(c)(1) Opinion of Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company, dated March 31, 2003 (incorporated herein by reference to Exhibit (c)(1) to the Schedule TO of Leucadia filed with the Commission on April 30, 2003).

(c)(2) Report presented by Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company on March 31, 2003 (incorporated herein by reference to Exhibit (c)(2) to the Schedule TO of Leucadia filed with the Commission on April 30,
           2003).

(d)        None.

(f)(1) Section 623 of the Business Corporation Law of the State of New York (included as Annex B of the Offer to Purchase, which is incorporated herein by reference as Exhibit (a)(1) to the Schedule TO-T/A of Leucadia filed with the Commission on May 28, 2003).

(f)(2) Section 7119 of the Insurance Regulations Law of the State of New York (included as Annex C of the Offer to Purchase, which is incorporated herein by reference as Exhibit (a)(1) to the Schedule TO-T/A of Leucadia filed with the Commission on May 28, 2003).

(g)        None.

                                    SIGNATURE

                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 28, 2003                         ALLCITY INSURANCE COMPANY

                                            By: /s/ Douglas M. Whitenack
                                                -------------------------------
                                            Name: Douglas M. Whitenack
                                            Title: Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a)(1)          Offer to Purchase, dated April 29, 2003, as amended.

(a)(2)          Letter of Transmittal.

(a)(3)          Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6) Text of joint press release issued by Purchaser and the Company, dated April 29, 2003, announcing the commencement of the Offer.

(a)(7) Letter to stockholders from Rocco J. Nittoli of Allcity Insurance Company, dated April 29, 2003.

(b)             None.

(c)(1) Opinion of Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company, dated March 31, 2003.

(c)(2) Report presented by Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company on March 31, 2003.

(d)             None.

(f)(1)          Section 623 of the Business Corporation Law of the State of New
                York.

(f)(2)          Section 7119 of the Insurance Regulations Law of the State of
                New York.

(g)             None.